UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________

Commission File Number: 1-4018

A: Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOVER CORPORATION RETIREMENT SAVINGS PLAN

B: Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOVER CORPORATION
3005 Highland Parkway
Downers Grove, IL 60515
(630) 541-1540

Dover Corporation Retirement Savings Plan
Index to Financial Statements
December 31, 2018 and 2017

Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
Dover Corporation Retirement Savings Plan

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Dover Corporation Retirement Savings Plan (the Plan) as of December 31, 2018, the related statement of changes in net assets available for benefits for the year then ended and the related notes to the financial statements. In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2018, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s 2018 financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Report on Supplemental Information
The supplemental information in the accompanying schedule of delinquent participant contributions for the year ended December 31, 2018 and schedule of assets (held at end of year) as of December 31, 2018 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s 2018 financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

Respectfully Submitted,

/s/Insero & Co. CPAs, LLP
Insero & Co. CPAs, LLP
Certified Public Accountants

We have served as the Plan's auditor since the year ended December 31, 2018.

Rochester, New York
June 26, 2019

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator of the Dover Corporation Retirement Savings Plan
Downers Grove, Illinois

Opinion on the Financial Statements

We have audited the accompanying statement of net assets available for benefits of the Dover Corporation Retirement Savings Plan (the "Plan") as of December 31, 2017. In our opinion, the financial statement presents fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Plan's management. Our responsibility is to express anopinion on the Plan's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement.We believe that our audit provided a reasonable basis for our opinion.

/s/Crowe LLP
Crowe LLP

We have served as the Plan's auditor since 2011.

Oak Brook, Illinois
June 27, 2018

Dover Corporation Retirement Savings Plan
Statements of Net Assets Available for Benefits
(in thousands)

	At December 31,
	2018	2017
Assets:
Investments:
Dover Stock Fund	$189,126	$298,646
Apergy Stock Fund	28,761	—
Mutual funds	239,923	642,758
Collective funds	681,965	371,956
Total investments	1,139,775	1,313,360
Receivables:
Participant contributions receivable	3	40
Employer contributions receivable	12,365	9,336
Notes receivable from participants	32,822	34,328
Total receivables	45,190	43,704
Net Assets Available for Benefits	$1,184,965	$1,357,064

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
(in thousands)

For the Year Ended December 31, 2018
Additions:
Investment income:
Dividends	$10,004
Total investment income	10,004

Interest income on notes receivable from participants	1,265
Contributions:
Participant contributions	56,154
Employer contributions	36,815
Rollovers	4,985
Total contributions	97,954
Total additions	109,223
Deductions:
Distributions	(146,056)
Net depreciation in investments	(95,290)
Administrative expenses	(1,491)
Total deductions	(242,837)

Decrease in net assets available for benefits prior to transfers	(133,614)

Net plan transfers (Note 7)	(38,485)

Decrease in net assets available for benefits after transfers	(172,099)

Net assets available for benefits:
Beginning of year	$1,357,064
End of year	$1,184,965

See Notes to Financial Statements

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

1. Description of the Plan

The following description of the Dover Corporation Retirement Savings Plan (the "Plan") provides only general plan-related information. This description reflects the governing terms and conditions which are contained in the written Plan document. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan established to encourage and facilitate retirement savings and investment by eligible employees of Dover Corporation and its subsidiaries ("Dover"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The assets of the Plan that are invested in Dover common stock are held in a separate fund ("Dover Stock Fund") which constitutes an "Employee Stock Ownership Plan" (an "ESOP") as described under certain sections of the Internal Revenue Code ("IRC"), as amended. The Plan gives participants the option to receive cash dividends attributable to the portion of respective account balances held in the Dover Stock Fund. This allows Dover to deduct, for Federal income tax purposes, the dividends paid with respect to the Dover common stock in such Fund, regardless of whether participants actually receive the dividends in cash.

Wells Fargo Bank, N.A. is the trustee to the Plan. The Trustee has been granted authority by Dover's Benefits Committee (the "Plan Administrator") to purchase and sell securities.

On January 1, 2018, assets amounting to $97,836 were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for those participants who, as of January 1, 2018, were part of the Apergy Corporation ("Apergy") business that was spun-off on May 9, 2018. The transaction was completed through a pro rata distribution of 100% of the common stock of Apergy to Dover's shareholders of record as of the close of business on April 30, 2018. Each Dover shareholder received one share of Apergy common stock for every two shares of Dover common stock held as of the record date. As a result of the distribution of shares, the Plan received 1,314 Apergy shares amounting to $47,484, on May 9, 2018, and included this transaction in net depreciation in investments within the Statement of Changes in Net Assets Available for Benefits. Dover participants who held Apergy common stock either liquidated or had it liquidated for them by an independent fiduciary and the proceeds were reinvested into the appropriate Vanguard Target Retirement Fund within the Plan by May 9, 2019.

On January 1, 2018, assets amounting to $59,351 were transferred into the Plan as a result of the legal plan mergers of the Belvac Production Machinery, Inc. Employee Savings Plan, Caldera 401(k) Savings Plan and Wayne Fueling Systems LLC 401(k) Plan. Employees in these plans began participating in the Plan effective January 1, 2018.

Eligibility

Eligible employees of Dover who have elected to participate in the Plan may make pre-tax contributions to the Plan. Subsidiaries of Dover that participate in the Plan (each, a "Participating Employer") make matching contributions and may make profit-sharing contributions or automatic base contributions to the Plan. Generally, all employees of such participating companies who have reached age 18 are immediately eligible to participate in the Plan.

Automatic Enrollment and Escalation

The Plan has an automatic enrollment feature for all employees (except for employee groups covered by collective bargaining agreements that have not authorized such feature). Eligible employees are enrolled automatically in the Plan at a 3% pre-tax contribution rate unless they formally elect to opt-out of the Plan or affirmatively elect to contribute at a higher or lower rate within the specified timing. Participants who are automatically enrolled in the Plan will have their deferral amounts automatically increased by 1% annually (up to a maximum of 6%), unless they otherwise elect to opt-out of the automatic increase feature. Pre-tax contributions of participants who are automatically enrolled in the Plan will be invested in the appropriate Vanguard Target Retirement Funds based on the participant's date of birth unless the participant elects to have contributions invested within any of the other investments permitted under the Plan.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Contributions

Participant

Participant pre-tax deferrals from eligible compensation to the Plan are voluntary. Eligible compensation generally includes salary and wages, commissions and certain bonuses. Generally, a participant may elect to defer between 1% to 50% (in whole percentages) of his or her eligible compensation ("Participant Contribution") to his or her account in the Plan. Participants who have attained the age of 50 before the end of the Plan year are eligible to make catch-up contributions. These pre-tax deferrals promote retirement savings while lowering current taxable income to participants. The total amounts of participant pre-tax deferrals and catch-up contributions participants are allowed to make to the Plan are subject to applicable IRC limits. Each participant also has the right to roll over into the Plan certain distributions from other tax-qualified plans or appropriate individual retirement accounts.

Employer

The Plan allows for a fixed per-payroll matching contribution ("Basic Employer Matching Contribution"). The Basic Employer Matching Contribution is typically 100% on the first 1% of pre-tax contributions to the Plan and 50% on the next 5% of pre-tax contributions. This Basic Employer Matching Contribution formula may, however, vary between Participating Employers. Basic Employer Matching Contributions may be made in the form of cash or Dover stock.

Generally, in any Plan year in which a participant does not receive the maximum Basic Employer Matching Contribution to which he or she is entitled (due to periodic payroll-based limitations or changes to individual deferral rates during the Plan year), the Participating Employer will make a "true-up" contribution which allows eligible participants to receive the maximum allowable Basic Employer Matching Contribution to which they are entitled.

In addition to the Basic Employer Matching Contribution, a Participating Employer may elect to make an annual automatic base contribution equal to the greater of 1% of pay or 750 dollars to employees who are actively employed on the last day of the plan year. A Participating Employer may also elect to make a profit sharing contribution based on a stated formula or a combination of both profit sharing and automatic base contributions.

Vesting

All participants are fully vested immediately with respect to their own pre-tax contributions and Basic Employer Matching Contributions. Generally, the automatic base contributions vest immediately with the exception of certain union groups which vest over a defined period of time.

Except for those Participating Employers whose employees' profit-sharing contribution accounts are immediately vested, a participant's profit-sharing account generally becomes fully vested after five years of service (i.e. at a rate of 20% per year). A participant's profit-sharing account may also become fully vested upon the participant's attainment of age 65 while he or she is a Dover employee, in the event of his or her death or permanent disability while a Dover employee, or if the Plan is terminated.

Distributions and Forfeitures

A participant's vested account balance in the Plan is distributable following the participant's retirement, death, or other termination of employment. Unvested amounts are forfeited and used to offset future employer contributions. At December 31, 2018 and 2017, accumulated forfeited unvested amounts totaled $325 and $617, respectively. During the 2018 Plan year, forfeitures totaling $529 were used to offset current year employer contributions.

Hardship withdrawals are permitted for any participants who are actively employed and demonstrate a financial hardship which meets IRC regulations to be considered an "immediate and heavy financial need." Participants who wish to request a hardship withdrawal must have notes receivable (a loan provided under the Plan) secured against respective account balances. The hardship withdrawal amount is limited to the amount "necessary" to satisfy the financial need, but may be increased to cover income taxes that the participant is expected to incur on the amount of the withdrawal. Such withdrawals are generally subject to a 10% excise tax.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Distributions from the Plan are generally made in the form of single lump sum payments, although the Plan allows installment distribution payments in the case of fully vested terminated participants who have reached age 55. Distributions may be made payable directly to participants with income taxes withheld, or may be rolled over to another qualified retirement plan or Individual Retirement Account. For distributions that include Dover stock, the participant may elect to receive whole shares of Dover stock "in-kind" and the remaining fractional share in cash.

A Participant is fully vested in his or her entire account balance upon retirement, at or after age 65, death, or disability if he or she becomes permanently disabled.

Notes Receivable from Participants

A participant may borrow from his or her vested interest in the Plan, subject to applicable IRC regulations and certain restrictions imposed by the Plan. The minimum amount that can be borrowed is $1 thousand for each loan. The maximum amount that can be borrowed is the lesser of (i) 50% of the eligible vested account balance, (ii) $50 thousand, reduced by the highest outstanding balance of Plan loans during the previous 12 months or (iii) the combined value of the participant's salary reduction account and rollover account. The notes receivable are secured by the balances in the participant's accounts and participants repay the notes receivable via payroll deduction. Each note receivable carries a reasonable rate of interest determined by the Plan Administrator to be commensurate with the prevailing interest rate charged on similar commercial loans made within the same locale and time period. Notes receivable outstanding as of December 31, 2018 bear interest at rates between 3.25% and 10.00%. A participant may have up to two outstanding notes receivable at one time. The loan repayment period is limited to 59 months for a general purpose loan and 359 months for a loan used to purchase or build a principal residence.

Allocation Provisions

Subject to the Plan's excessive trading restrictions, each participant has the right to direct the entire amount of his or her Plan account to be invested in one or more of the available investment funds in multiples of one percent. Each participant has the right during any business day to transfer all or any portion of the amount in his or her account among the investment funds. Participants who are considered Dover "insiders" may only complete transfers involving Dover stock during designated window periods.

Participants are entitled to vote with respect to any Dover shares in their Plan account in the same manner as other Dover stockholders. The Trustee represents those participants who did not exercise voting rights by casting votes on their behalf in the same proportion as the shares of Dover stock in the Plan for which it received voting instructions.

Administrative Expenses

Certain administrative expenses of the Plan related to the trustee, recordkeeping, legal, and audit fees are paid by the trust. Fees or commissions associated with each of the investment options and certain other administrative expenses of the Plan are paid primarily by participants on a quarterly basis as a deduction from the amount invested or as an offset to investment earnings.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements were prepared on the accrual basis of accounting in conformity with generally accepted accounting principles ("U.S. GAAP") in the United States of America.

Investments - Valuation

The Plan's investments are reported at fair value or net asset value for collective funds (see Note 4). Investments in common shares of Dover and Apergy stock are valued at the closing market price on the last business day of the Plan year based on quotations from a national securities exchange. The fair value of investments in registered mutual funds are obtained from quoted prices on national securities exchanges. The value of investments in collective funds are based on the net asset values as of the last business day of the Plan year as determined by their respective investment managers and recent transaction prices.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Investments - Transactions and Income Recognition

Purchases and sales of investment securities are reflected on a trade-date basis. Gains and losses on sales of investment securities are determined on the average cost method. Funds temporarily awaiting investment are placed in a short-term investment fund of the Trustee where they earn the prevailing market rate of interest. Dividend income is recorded on the ex-dividend date.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation or depreciation in its investments which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments bought and sold as well as held during the year.

Fair Value of Other Financial Instruments

The carrying amount of the contribution receivables approximate fair value due to their short term maturities.

Notes Receivable from Participants

Notes receivable from participants are reported at their unpaid principal balance plus any accrued but unpaid interest with no allowance for credit losses, as repayments of principal and interest are received through payroll deduction and the notes are collateralized by the participants' account balances. Interest income is recorded as earned.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts and disclosures of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options in any combination of stocks, collective trust funds, and mutual funds. Investment securities are exposed to various risks, including, but not limited to, interest rate, market volatility, liquidity, and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the Statement of Net Assets Available for Benefits and Statement of Changes in Net Assets Available for Benefits.

At December 31, 2018 and 2017, 15.96% and 22.01%, respectively, of the Plan's assets were invested in Dover common stock.

Distributions to Participants

Distributions to participants are recorded in the Plan's financial statements when paid.

Excess Contributions

Refunds of excess participant deferral contributions may be required to satisfy the relevant nondiscrimination and compliance provisions of the Plan and the IRC. Such refunds are accrued as a liability and reduction to contributions in the Plan year in which the excess deferrals were made to the Plan.

Plan Termination

Although it has not expressed any intent to do so, Dover retains the right under the Plan to discontinue all contributions at any time and to terminate the Plan, subject to the provisions of the Plan, ERISA and the IRC. In the event of termination, participants will become 100% vested in their Plan accounts.

3. Investments

The Plan Administrator periodically reviews the investment options available in the Plan to ensure that they continue to help participants reach retirement savings goals.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

The Plan offered the following investment fund types during 2018 and 2017:

Dover Stock Fund:

•
The Dover Stock Fund invests in Dover common stock and contains a nominal balance in money market instruments for liquidity purposes. This account holds shares of Dover common stock purchased through employee and employer contributions.

Apergy Stock Fund:

•
The Apergy Stock Fund was a temporary investment fund established to hold the shares of common stock of Apergy Corporation received by participants in the Plan as part of the spin-off of Apergy completed on May 9, 2018. The transaction was completed through a pro rata distribution of 100% of the common stock of Apergy to Dover's shareholders of record as of the close of business on April 30, 2018. Each Dover shareholder received one share of Apergy common stock for every two shares of Dover common stock held as of the record date. As a result of the distribution of shares, the Plan received 1,314 Apergy shares amounting to $47,484, on May 9, 2018, and included this transaction in net depreciation in investments within the Statement of Changes in Net Assets Available for Benefits. Participants who held Apergy common stock either liquidated or had it liquidated for them by an independent fiduciary and the proceeds were reinvested into the appropriate Vanguard Target Retirement Fund within the Plan by May 9, 2019.

Mutual funds:

•
The mutual funds are traded in an active market valued by obtaining quoted prices from nationally recognized securities exchanges. The Plan offers various types of mutual funds with varying levels of risk. Such funds invest in domestic common stock, international stock, and bonds.

Collective funds:

•
The Wells Fargo/Causeway International Value CIT N Fund invests primarily in common stocks of companies located in developed countries outside the U.S. Normally, the fund invests at least 80% of its total assets in stocks of companies located in at least ten foreign countries and invests the majority of its total assets in companies that pay dividends or repurchase their shares. The fund may invest up to 10% of its total assets in companies in emerging markets. Wells Fargo determines the purchase price and redemption price of units as of the close of each day Wells Fargo is open for business or any time Wells Fargo deems appropriate, in its discretion. Redemption proceeds will generally be paid within one business day after receipt of the redemption request, and in all cases within six business days after such receipt. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
The Wells Fargo Core Bond CIT N Fund invests principally in investment-grade debt securities, including U.S. Government obligations, corporate bonds and mortgage-and asset-backed securities. As part of the investment strategy, the Fund may invest in stripped securities or enter into mortgage dollar rolls and reverse repurchase agreements, as well as invest in U.S. dollar-denominated debt securities of foreign issuers. The fund may also use futures, options or swap agreements, as well as other derivatives, to manage risk or to enhance return. Under normal circumstances, management of the fund expects to maintain an overall dollar-weighted average effective duration of +/- 1-% Barclay's Capital U.S. Aggregate Bond Index. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
The Columbia Trust Stable Income I-0 Fund invests in a portfolio consisting primarily of the Columbia Trust Income Fund. This fund seeks maximum current income and price appreciation, consistent with preservation of capital and prudent investment management. The fund invests in a diversified pool of high quality bonds together with book value contracts and traditional insurance contracts, of varying maturity, size, and yield. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
The T. Rowe Price Structured Research Common Trust Fund Class C invests in stocks using a disciplined portfolio construction process whereby it weighs each sector approximately the same as the S&P 500 Index. The fund seeks to outperform the S&P 500 Index through stock selection, while constraining deviations from the S&P 500 Index with respect to sectors, industries, and fundamental characteristics. The fund seeks to provide long-term capital growth by investing primarily in U.S. common stocks and maintains a style and sector exposure close to those of the S&P 500. Under the terms of the Declaration of Trust, unitholders may be required to provide 30 days advance written notice to the trustee prior to redemption of trust units. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
Aristotle Small/Mid Cap Equity Collective Trust B typically invests in stocks of small and mid size companies with market capitalization greater than $200 million but less than $10 billion at the time of purchase. The return goal is to outperform the

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

Russell 2500 Index over a multi-year time horizon. The investment objective is to maximize long term capital appreciation while seeking to mitigate risk. Units of participation can be redeemed on any business day at the daily unit value. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
Vanguard Target Retirement Income Trust II seeks to provide current income and some capital appreciation. The trust invests in Vanguard mutual funds according to an asset allocation strategy designed for investors currently in retirement. The underlying funds are: Vanguard Total Bond Market II Index Fund, Vanguard Total Stock Market Index Fund, Vanguard Short-Term Inflation-Protected Securities Index Fund, Vanguard Total International Bond Index Fund and Vanguard Total International Stock Index Fund. The trust’s indirect bond holdings are a diversified mix of short-, intermediate-, and long-term U.S. government, U.S. agency, and investment-grade U.S. corporate bonds; inflation-protected public obligations issued by the U.S. Treasury; mortgage-backed and asset-backed securities; and government, agency, corporate, and securitized investment-grade foreign bonds issued in currencies other than the U.S. dollar (but hedged by Vanguard to minimize currency exposures). The trust’s indirect stock holdings are a diversified mix of U.S. and foreign large-,mid-, and small-capitalization stocks. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
Vanguard Target Retirement (2015 - 2065) Trust II uses an asset allocation strategy designed for investors based on the year of planned retirement. The trust seeks to provide growth of capital and current income consistent with its current target allocation by investing in a gradually more conservative mix of the following Vanguard funds: Total Stock Market Index Fund, Total Bond Market II Index Fund, Total International Bond Index Fund, Short-Term Inflation-Protected Securities Index Fund and Total International Stock Index Fund. The fund’s investment holdings are valued at the net asset value of the underlying fund.

•
William Blair Small-Mid Cap Growth CIT strategy seeks to outperform the Russell 2500 Growth Index over a full market cycle. The Institutional Small-Mid Cap Growth Team invests in mixture of small and medium sized growth companies of recognized investment quality whose records of sales and earnings growth may not be as well established. The fund’s investment holdings are valued at the net asset value of the underlying fund.

4. Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 establishes three levels of inputs that may be used to measure fair value:

Level 1: quoted prices in active markets for identical assets or liabilities.

Mutual funds, Dover Stock Fund and Apergy Stock Fund: These investments are public investment securities valued by obtaining quoted prices from nationally recognized securities exchanges.

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

There were no Level 2 investments held as of December 31, 2018 or 2017 or during the year ended December 31, 2018.

Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities or significant unobservable inputs that reflect the Plan’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

There were no Level 3 investments held as of December 31, 2018 or 2017 or during the year ended December 31, 2018.

Below are the Plan’s financial instruments carried at fair value on a recurring basis by their ASC 820 fair value hierarchy level as of December 31, 2018 and 2017:

	As of December 31, 2018
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$189,126	$—	$—	$189,126
Apergy Stock Fund	28,761	—	—	28,761
Mutual funds	239,923	—	—	239,923
Total Investments in the Fair Value Hierarchy	457,810	—	—	457,810
Investments measured at net asset value*
Collective funds	—	—	—	681,965
Total Investments	$457,810	$—	$—	$1,139,775
* In accordance with Subtopic 820-10, certain investments that are measured using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

	As of December 31, 2017
	Level 1	Level 2	Level 3	Total
Investments:
Dover Stock Fund	$298,646	$—	$—	$298,646
Mutual funds	642,758	—	—	642,758
Total Investments in the Fair Value Hierarchy	941,404	—	—	941,404
Investments measured at net asset value*
Collective funds	—	—	—	371,956
Total Investments	$941,404	$—	$—	$1,313,360
* In accordance with Subtopic 820-10, certain investments that are measured using the net asset value per share (or its equivalent) practical expedient have not been classified in the fair value hierarchy. The amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statement of net assets available for benefits.

The decrease in mutual funds in the fair value hierarchy and increase in collective funds from 2017 to 2018 was due to the Vanguard Target Date and William Blair mutual funds being moved to collective funds to realize fee savings.

There were no transfers between Level 1 and Level 2 investments during 2018 and 2017.

5. Related-Party and Party-in-Interest Transactions

Certain Plan assets are invested in common stock of Dover. As the Plan sponsor, Dover is also a related party in accordance with Section 3.14 of ERISA. Certain Plan investments are shares of mutual or collective funds managed by the Trustee or companies owned by the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Notes receivable from participants held by the Plan are also considered party-in-interest transactions.

Certain administrative functions are performed by employees of Dover and no such employee receives compensation from the Plan. Other expenses relating to the Plan, including certain legal and consulting services, are paid directly by Dover. Fees or commissions associated with each of the investment options and certain administrative expenses of the Plan are paid primarily by participants as a deduction from the amount invested, or as an offset to investment earnings.

At December 31, 2018 and 2017, the Plan held 2,631 and 2,943 shares of Dover stock, respectively. Dividends received by the Plan on these shares totaled $5,010 for the year ended December 31, 2018. These transactions also qualify as party-in-interest transactions.

Dover Corporation Retirement Savings Plan
Notes to Financial Statements
(Amounts in thousands except where otherwise indicated)

6. Income Tax Status

The Plan obtained its latest determination letter on April 28, 2015, in which the Internal Revenue Service stated that the Plan and related trust, as adopted, was designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. Dover believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC in all material respects with the exception of the transactions noted in Note 8. Therefore, Dover believes that the Plan was qualified and the related Trust was tax-exempt as of the financial statement dates.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018 and 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing authorities. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2015.

There is currently a Department Of Labor ("DOL") audit in progress. Dover does not believe it will have a material effect on the financial statements.

7. Transfers In and Transfers Out

On January 1, 2018, assets amounting to $59,351 were transferred into the Plan as a result of the legal plan mergers of the Belvac Production Machinery, Inc. Employee Savings Plan, Caldera 401(k) Savings Plan and Wayne Fueling Systems LLC 401(k) Plan. Employees in these plans began participating in the Plan effective January 1, 2018.

On January 1, 2018, assets amounting to $97,836 were transferred out of the Plan (as a trust-to-trust transfer of assets) into a qualified plan set up for those participants who, as of January 1, 2018, were part of the Apergy business that was spun-off from Dover on May 9, 2018.

8. Nonexempt Transactions

As reported on the supplemental schedule of delinquent participant contributions, certain Plan contributions were not remitted to the Plan within the time frame specified by 29 CFR 2510-3-102 of the Department of Labor’s Rules and Regulations for reporting under ERISA, thus constituting nonexempt transactions between the Plan and Dover for the year ended December 31, 2018. The transactions that were corrected within the year included deposits of applicable interests.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits as presented in these financial statements to the balance per Form 5500:

	At December 31,
	2018	2017
Net assets available for plan benefits per the financial statements	$1,184,965	$1,357,064
Receivable from other plans due to plan merger (a)	—	59,351
Net assets available for plan benefits per the Form 5500	$1,184,965	$1,416,415

The following is a reconciliation of changes in net assets available for plan benefits as presented in these financial statements and Form 5500 for the year ended December 31, 2018:

2018
Net transfers out of the Plan per the financial statements	$(38,485)
Transfer of assets to the Plan in 2017 per the Form 5500 (a)	(59,351)
Net transfer out of assets from the Plan per the Form 5500	$(97,836)
(a) Represents a receivable included in the 2017 Form 5500 from transfers to the Plan, which is not reflected in the 2017 financial statements as the transfer occurred in 2018. In the 2017 Form 5500, the receivable is due to the legal plan mergers of the Belvac Production Machinery, Inc. Employee Savings Plan, Caldera 401(k) Savings Plan and Wayne Fueling Systems LLC 401(k) Plan; effective January 1, 2018, these participants began participating in the Plan.

10. Subsequent Event

On March 25, 2019, assets amounting to $152 were transferred into the Plan as a result of the legal plan merger of the Ettlinger North America Lp 401(k) Profit Sharing Plan and Trust. Employees of this plan began participating in the Dover plan effective January 1, 2019.

EIN# 53-0257888
Plan# 030

Dover Corporation Retirement Savings Plan
Schedule H, line 4a - Schedule of Delinquent Participant Contributions
Year Ended December 31, 2018
(in thousands)

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
Check here if Late Participant Loan Repayments are included: ☒	Contributions Not Corrected	Contributions Corrected Outside Voluntary Fiduciary Correction Program (VFCP)	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2018		$122

EIN# 53-0257888
Plan# 030
Dover Corporation Retirement Savings Plan
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
At December 31, 2018
(in thousands)

	(b)	(c)	(e)
(a)	Identity of Issuer, Borrower, Lender, etc.	Description of Investment	Fair Value
	Stock Fund:
*	Dover Corporation	Dover Stock Fund	$189,126
	Apergy Corporation	Apergy Stock Fund (Frozen)	28,761
	Mutual funds:
**	Northern Trust	Small Cap Value	10,594
	Vanguard	Extended Market Index	21,368
	Vanguard	Institutional Index I	101,972
	Vanguard	Small Cap Index Fund Institutional	49,858
	Vanguard	Total Bond Market Index Institutional	28,530
	Vanguard	Total International Stock Index Institutional	27,601
		Total mutual funds	239,923
	Collective funds:
	Aristotle	Small-Mid Cap Equity Collective Trust B	14,488
	Columbia Trust	Income Fund	108,184
	T. Rowe Price	Structured Research Common Trust Fund Class C	119,045
	Vanguard	Target Retirement Income Trust II	22,852
	Vanguard	Target Retirement 2015 Trust II	8,857
	Vanguard	Target Retirement 2020 Trust II	50,189
	Vanguard	Target Retirement 2025 Trust II	42,418
	Vanguard	Target Retirement 2030 Trust II	92,184
	Vanguard	Target Retirement 2035 Trust II	26,967
	Vanguard	Target Retirement 2040 Trust II	58,839
	Vanguard	Target Retirement 2045 Trust II	15,185
	Vanguard	Target Retirement 2050 Trust II	11,330
	Vanguard	Target Retirement 2055 Trust II	7,667
	Vanguard	Target Retirement 2060 Trust II	3,832
	Vanguard	Target Retirement 2065 Trust II	199
*	Wells Fargo	Wells Fargo Core Bond CIT N	39,018
*	Wells Fargo	Wells Fargo/Causeway International Value CIT	32,947
	William Blair	Small-Mid Cap Growth CIT	27,764
		Total collective funds	681,965
	Notes receivable from participants:
*	Plan participants	Interest rates from 3.25% - 10.00%
		Maturities through 2048	32,822
	Total investments at fair value		$1,172,597

Column (d) omitted as cost information is not required for participant-directed assets.

* Denotes party-in-interest to the Plan
** Denotes party-in-interest to Dover

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOVER CORPORATION
RETIREMENT SAVINGS PLAN

Dated:	June 26, 2019	/s/ Jay L. Kloosterboer
Jay L. Kloosterboer
Senior Vice President, Human Resources and Chairman of the Benefits Committee
(Plan Administrator)

EXHIBIT INDEX

23.1	Consent of Insero & Co. CPAs, LLP
23.2	Consent of Crowe LLP